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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-28709
                           NOTIFICATION OF LATE FILING

(Check one): [X]Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form N-SAR For period ended June 30, 2001
[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
     For the transition period ended:
                                      ------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant THE CREDIT STORE, INC.

Former Name if Applicable
                          ------------------------------------------------------

Address of Principal Executive Office (Street and Number)

3401 North Louise Avenue

City, State and Zip Code  Sioux Falls, South Dakota 57107

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


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         [X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     An extension of time to prepare and submit Registrant's Report on Form 10-K is being requested because the events of September 11, 2001 forced postponement of a meeting of the Company's Board of Directors, which was scheduled to take place on September 13, 2001 in New York City, to discuss matters related to the material nonrecurring charges to be recorded by the Company for the year ended June 30, 2001.

                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

     Ralph J. Sutcliffe, Esq.              212                   479-6170
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              (Name)                   (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                 [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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         The Credit Store Inc. (the "Company") reported net income before income tax benefits of $2 million for the year ended May 31, 2000. The Company currently anticipates reporting a net loss before income tax benefits and before nonrecurring charges of approximately $3 million for the year ended June 30, 2001. The main components contributing to the anticipated net loss for the year ended June 30, 2001 were (i) a decrease in asset securitization income and asset sales which was partially offset by increased servicing fees and other income,
(ii) increased interest expense, and (iii) increased marketing and servicing expenses due to increased portfolio acquisitions and account originations. In addition, the Company anticipates recording nonrecurring charges in excess of $3 million for the year ended June 30, 2001, mainly consisting of a provision for note receivable losses, an uncollectible related party note receivable and estimated costs of settlement of certain contract claims, one of which is currently in litigation. The actual amounts of the nonrecurring charges will not be definitively determined until on or about October 10, 2001.

         The Credit Store, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 28, 2001                  By: s/ Michael J. Philippe
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                                               Michael J. Philippe
                                               Executive Vice President, Chief
                                               Financial Officer and Treasurer


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